FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva to Report First Quarter 2011 Financial Results on May 11, 2011

Jerusalem, Israel, April 20, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its first quarter 2011 financial results on Wednesday, May 11, 2011.

Teva will host a conference call and live webcast on the same day, at 8:30 a.m. ET to discuss its first quarter 2011 results and overall business environment. A Question & Answer session will follow this discussion.

In order to participate, please dial the following numbers (at least 10 minutes before the scheduled start time): United States and Canada 877-407-0784; International 1-201-689-8560; Israel 1-201-689-8561 or 00-800-224-62666; and the United Kingdom 00-800-224-62666.

A live webcast of the call will also be available on Teva's website at: www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software.

Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. The replay can also be accessed until May 18, 2011, at 11:59 p.m. ET by calling 1-877-870-5176 or 1-858-384-5517. The conference ID is #370790.

About Teva
Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.


TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
               (Registrant)

By: /s/ Eyal Desheh
                               Name: Eyal Desheh
                               Title: Chief Financial Officer

Date April 20, 2011